Mail Stop 6010

October 19, 2006

Ms. Barbara R. Smith
Senior Vice President and Chief Financial Officer
Faro Technologies, Inc.
125 Technology Park
Lake Mary, Florida 32746

      RE: **Faro Technologies, Inc.**
             Form 10-K for the fiscal year ended December 31, 2005
             Filed June 29, 2006
             File No. 0-23081

Dear Ms. Smith:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant